Autonomous City of Buenos Aires, April 15, 2026

To the
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Material Event - Appointment of New Chairman of the Board

Dear Sirs,
We are writing to you, in order to inform that, our main subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“the Bank”), announced that, pursuant to the Ordinary General Shareholders' Meeting held on the date, Mr. Gastón Bourdieu has been appointed Chairman of the Board of Directors.
Mr. Gastón Bourdieu brings extensive expertise within Banco Galicia and the financial system, with a proven track record in corporate banking, SMEs, and agribusiness. Having held multiple leadership roles and led strategic business units, he transitioned from executive duties in 2018 to serve as a member of the Board.
Banco Galicia expresses its deepest gratitude to Mr. Grinenco for his leadership and successful management. We also extend our best wishes to Mr. Bourdieu in his new role, confident that his professional experience and commitment will continue to drive significantly value.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.